Santiago, November 26, 2024
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref. Communication of fine

Mrs. President

Pursuant to the provisions of articles 9 and 10 of Law No. 18,045, and the provisions of chapter 18-10 of the Updated Compilation of Standards of the Commission for the Financial Market, Banco Santander-Chile hereby informs that this Commission, by Exempt Resolution number 10,609 dated November 15, 2024, fined Banco Santander-Chile with the sum of 450 UF, for violation of the provisions of article 154, section 6 of the General Banking Law.

Banco Santander-Chile complies with informing the market of this situation, in compliance with the duty of communicating the information.

Sincerely,

    Guillermo Sabater Maroto
    Chief Executive Officer (substitute)

c.c. Stock exchange